Greer, Herz & Adams, L.L.P.
A Limited Liability Partnership Including Professional Corporations
ATTORNEYS AT LAW

ONE MOODY PLAZA, 18TH FLOOR
GALVESTON, TEXAS 77550-7998
Sean A. Monticello	FAX (409) 766-6424
(409) 797-3247	–	BAY AREA HOUSTON OFFICE:
(866) 422-3169 (fax)	(409) 797-3200	2525 SOUTH SHORE BLVD., SUITE 203
smonticello@greerherz.com	(281) 480-5278 (HOUSTON)	LEAGUE CITY, TEXAS 77573
Galveston Office	www.greerherz.com	FAX (281) 538-3791
July 15, 2009
Via Edgar
and Facsimile (202) 772-9368
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	American National Insurance Company Registration Statement on Form 10-12B, as amended File No. 001-34280
Ladies and Gentlemen:
American National Insurance Company (the “Company") requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 9:00 a.m., Washington, D.C. time, on July 21, 2009, or as soon as practicable thereafter.
Please note that attached to this letter is the Company’s acknowledgement regarding its disclosure and the Staff’s comments.
Very truly yours,
/s/ Sean A. Monticello
Sean A. Monticello

cc:	William F. Carlton (American National Insurance Company)
Scott Foley (SEC) (Via email foleys@sec.gov)
Randy Genau (NASDAQ) (Via email randy.genau@nasdaqomx.com)
Brie Charles (NASDAQ) (Via email brie.charles@nasdaqomx.com)

In connection with the Registration Statement on Form 10-12B, as amended, filed by American National Insurance Company (the “Company"), the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (“Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
American National Insurance Company

By:	/s/ William F. Carlton William F. Carlton
Vice President and Controller